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September 29, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat
Lynn Dicker
Jane Park
Laura Crotty

Re:	Paragon 28, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Confidentially submitted September 9, 2021
CIK No. 0001531978

Ladies and Gentlemen:

Paragon 28, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission on September 24, 2021 a Registration Statement on Form S-1 (File No. 333-259789), the initial draft of which was originally confidentially submitted by the Company to the Commission on August 2, 2021 and amended by Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted by the Company to the Commission on September 9, 2021 (the “Amended Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Amended Draft Submission received on September 23, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

September 29, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Intellectual Property, page 132

1.

We note your response to our prior comment 15. Please clarify the expiration years and applicable jurisdiction for the seven patents licensed from Biedermann. With respect to your pending patent applications pursuant to the Biedermann license agreement, please specify the scope and technology of the patent applications, the type of patent protection, jurisdiction and expected expiration years.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 133 of the Registration Statement.

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combination, page F-37

2.

You disclose that on May 28, 2021 you entered into an asset purchase agreement with Additive Orthopaedics, LLC for the aggregate purchase price of $15.0 million, resulting in approximately $7.8 million in goodwill and $11.6 million in intangible assets under purchase accounting. Please explain to us how you determined the acquisition met the requirements to be treated as a business combination under ASC 805. Provide us with your analysis based on the criteria described in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9.

Response:    The Company respectfully informs the Staff that the following facts outlined below were taken into consideration when determining if the acquisition of Additive Orthopaedics, LLC (“Additive”) met the requirements to be treated as a business combination under ASC 805. Specifically, the Company considered the following criteria in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9:

•	The Company acquired substantially all of Additive’s operating assets including, among others, accounts receivable and inventory.

•	Additive is capable of being conducted and managed as a business by a market participant.

•

The Company acquired Additive’s integrated set of activities and assets consistent with the criteria in ASC 805-10-55-4. Additive has inputs including intangible assets and intellectual property along with the employees necessary to maintain the processes in place. As part of the acquisition, the Company purchased an organized workforce

September 29, 2021

which includes all skilled workers required to continue performing the core revenue (output) generating activities of Additive after the close of the transaction. The workforce includes the Director of Engineering, Director of Marketing, Project Manager, Program Manager, Director of QA/RA and VP/business lead. These employees have the necessary skills and knowledge to continue to generate revenues.

•

Additive generated outputs (revenue) prior to the asset purchase agreement and will continue to do so after the transaction. In accordance with the guidance in ASC 805-10-55-5E which states “if a set has outputs (continuation of revenue before and after the transaction), the set will have both an input and substantive process if any of the criteria in a through d are present.” As discussed above, ASC 805-10-55-5E is met and therefore, the acquired company constitutes a business.

Based on the analysis above, the Company believes the entity is considered a business and the transaction was therefore treated as a business combination under ASC 805.

* * *

September 29, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip S. Stoup

Phillip S. Stoup, Esq.

of LATHAM & WATKINS LLP

cc:	Albert DaCosta, Paragon 28, Inc.
Steve Deitsch, Paragon 28, Inc.
Jonathan Friedman, Paragon 28, Inc.
Charles K. Ruck, Esq., Latham & Watkins LLP
B. Shayne Kennedy, Esq., Latham & Watkins LLP
Ilir Mujalovic, Esq., Shearman & Sterling LLP